                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                  SCHEDULE TO
                                 (Rule 14d-100)
           Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                              KENETECH CORPORATION
                       (Name of Subject Company (Issuer))

                                KC MERGER CORP.
                             KC HOLDING CORPORATION
                        VALUEACT CAPITAL PARTNERS, L.P.
                      (Names of Filing Persons (Offerors))

                   Common Stock, Par Value $.0001 Per Share,
              Together With The Associated Rights Attached Thereto
                         (Title of Class of Securities)

                                   488878109
                     (CUSIP Number of Class of Securities)

                                Jeffrey W. Ubben
                            Secretary and Treasurer
                                KC Merger Corp.
                             KC Holding Corporation
                      c/o ValueAct Capital Partners, L.P.
                               One Maritime Plaza
                                   Suite 1400
                            San Francisco, CA 94111
                                 (415) 362-3700
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                and Communications on Behalf of Filing Persons)

                                   Copies to:

                             Dennis M. Myers, Esq.
                                Kirkland & Ellis
                            200 East Randolph Drive
                               Chicago, IL 60601
                                 (312) 861-2000

                           CALCULATION OF FILING FEE

        Transaction Valuation*                          Amount of Filing Fee**
------------------------------------------------------------------------------
             $34,548,971                                        $6,910

* Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $1.04, the per share tender offer price, by 33,220,164, the sum of (i) 31,970,164 currently outstanding shares of Common Stock sought in the Offer, (ii) outstanding options with respect to 750,000 shares of Common Stock and (iii) outstanding warrants with respect to 500,000 shares of Common Stock, in each case as of October 20, 2000.
**  Calculated as 1/50 of 1% of the transaction value.

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

 Amount Previously Paid:   None           Filing Party:   Not applicable
                           --------------                 --------------
 Form or Registration No.: Not applicable Date Filed:     Not applicable
                           --------------                 --------------

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

   Check the appropriate boxes to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[_] issuer tender offer subject to Rule 13e-4.

[X] going-private transaction subject to Rule 13e-3.

[X] amendment to Schedule 13D under Rule 13d-2.

   Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

CUSIP NO. 488878109
         ----------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      KC Holding Corporation

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            11,365,458

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      11,365,458

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                         [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 36%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

CUSIP NO. 488878109
         ----------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      KC Merger Corp.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          11,365,458
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      11,365,458

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                         [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 36%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

CUSIP NO. 488878109
         ----------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      ValueAct Capital Partners, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          11,365,458
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      11,365,458

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                         [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 36%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------

CUSIP NO. 488878109
         ----------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      VA Partners, L.L.C.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          11,365,458
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      11,365,458

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                         [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 36%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------

   This Tender Offer Statement on Schedule TO (this "Schedule TO") is filed by KC Merger Corp., a Delaware corporation ("Parent"), KC Holding Corporation, a Delaware corporation ("Purchaser"), and ValueAct Capital Partners, L.P., a Delaware limited partnership ("VAC"). This Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $.0001 per share, and the associated rights attached thereto (together, the "Shares"), of KENETECH Corporation, a Delaware corporation (the "Company"), at a purchase price of $1.04 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 6, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and
(a)(1)(ii) (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9, 11, and 13 of this Schedule TO. The exhibits identified in Item 12 and attached hereto are incorporated herein by reference with respect to Items 5 and 11 of this Schedule TO.

Item 10. Financial Statements of Certain Bidders.

   Not applicable.

Item 12. Material to Be Filed as Exhibits.

    (a)(1)(i)   Offer to Purchase, dated November 6, 2000.*


    (a)(1)(ii)  Form of Letter of Transmittal.*


    (a)(1)(iii) Form of Notice of Guaranteed Delivery.*


    (a)(1)(iv)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                Companies and Other Nominees.*


    (a)(1)(v)   Form of Letter to Clients for use by Brokers, Dealers,
                Commercial Banks, Trust Companies and Other Nominees.*


    (a)(1)(vi)  Form of Guidelines for Certification of Taxpayer Identification
                Number on Substitute
                Form W-9.*

    (a)(5)(i)   KENETECH Corporation Press Release, dated October 25, 2000.


    (a)(5)(ii)  KC Holding Corporation Press Release, dated November 7, 2000.


    (a)(5)(iii) Pages 16 through 35 of the Annual Report on Form 10-K filed by the Company for the year ended December 31, 1999 (incorporated by reference to the Form 10-K filed by the Company on March 28,
                2000).

    (a)(5)(iv) Pages 4 through 17 of the Quarterly Report on Form 10-Q filed by the Company for the quarterly period ended June 30, 2000
                (incorporated by reference to the Form 10-Q filed by the Company on August 14, 2000).

    (b)         None.


    (c)(1)      Fairness Opinion of Houlihan Lokey Howard & Zukin Financial
                Advisors, Inc. (included as Annex A to Offer to Purchase).*

    (c)(2)      Presentation to the Company's Special Committee and Board of
                Directors by Houlihan Lokey Howard & Zukin Financial Advisors,
                Inc., dated October 25, 2000.

    (d)(1) Agreement and Plan of Merger, dated as of October 25, 2000, among Parent, Purchaser and the Company (included as Schedule D to Offer to Purchase).*

    (d)(2) Confidentiality Agreement, dated June 29, 2000, between VAC and the Company.


    (d)(3) Employment Agreement, dated October 25, 2000, between Purchaser and Mark D. Lerdal.


    (d)(4)      Voting Agreement, dated October 25, 2000, among Purchaser,
                Parent and Mark D. Lerdal.

    (d)(5) Subscription and Contribution Agreement, dated October 24, 2000, among Parent, VAC and
           Mark D. Lerdal.


    (d)(6) Guaranty, dated October 25, 2000, executed by VAC for the benefit of the Company.


    (d)(7) Form of Stockholders Agreement, among Parent, Mark D. Lerdal, and the persons named therein.


    (f)    Section 262 of the General Corporation Law of the State of Delaware;
           Chapter 13 of the General Corporation Law of the State of California
           (included as Schedule C to Offer to Purchase).*

    (g)    None.


    (h)    None.

--------
*Included in mailing to stockholders.

   After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2000                   Schedule TO, Schedule 13e-3 and
                                          Schedule 13D

                                          KC MERGER CORP.

                                                  /s/ Jeffrey W. Ubben
                                          By: _________________________________
                                             Name: Jeffrey W. Ubben
                                             Title:  Secretary/Treasurer

                                          KC HOLDING CORPORATION

                                                  /s/ Jeffrey W. Ubben
                                          By: _________________________________
                                             Name: Jeffrey W. Ubben
                                             Title:  Secretary/Treasurer

                                          VALUEACT CAPITAL PARTNERS, L.P.
                                          By: VA Partners, L.L.C.
                                          Its:  General Partner

                                                  /s/ Jeffrey W. Ubben
                                          By: _________________________________
                                             Name: Jeffrey W. Ubben
                                             Title:  Managing Member

   After due inquiry and to the best of his or her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement to the extent it constitutes a filing under Rule 13e-3 is true, complete and correct.

Dated: November 6, 2000                   Schedule 13e-3

                                          KENETECH CORPORATION

                                                 /s/ Dianne P. Urhausen
                                          By: _________________________________
                                             Name: Dianne P. Urhausen
                                             Title:  Vice President and
                                              Secretary

                                          /s/ Mark D. Lerdal
                                          -------------------------------------
                                          Mark D. Lerdal

                                 EXHIBIT INDEX

 Exhibit No.
 -----------
 (a)(1)(i)   Offer to Purchase, dated November 6, 2000.*


 (a)(1)(ii)  Form of Letter of Transmittal.*


 (a)(1)(iii) Form of Notice of Guaranteed Delivery.*


 (a)(1)(iv)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies and Other Nominees.*


 (a)(1)(v)   Form of Letter to Clients for use by Brokers, Dealers, Commercial
             Banks, Trust Companies and Other Nominees.*


 (a)(1)(vi)  Form of Guidelines for Certification of Taxpayer Identification
             Number on Substitute Form W-9.*


 (a)(5)(i)   KENETECH Corporation Press Release, dated October 25, 2000.


 (a)(5)(ii)  KC Holding Corporation Press Release, dated November 7, 2000.


 (a)(5)(iii) Pages 16 through 35 of the Annual Report on Form 10-K filed by the
             Company for the year
             ended December 31, 1999 (incorporated by reference to the Form 10-
             K filed by the Company on March 28, 2000).


 (a)(5)(iv) Pages 4 through 17 of the Quarterly Report on Form 10-Q filed by the Company for the quarterly period ended June 30, 2000
             (incorporated by reference to the Form 10-Q filed by the Company on August 14, 2000).


 (b)         None.


 (c)(1)      Fairness Opinion of Houlihan Lokey Howard & Zukin Financial
             Advisors, Inc. (included as Annex A to Offer to Purchase).*


 (c)(2)      Presentation to the Company's Special Committee and Board of
             Directors by Houlihan Lokey Howard & Zukin Financial Advisors,
             Inc., dated October 25, 2000.


 (d)(1)      Agreement and Plan of Merger, dated as of October 25, 2000, among
             Parent, Purchaser and the Company (included as Schedule D to Offer to Purchase).


 (d)(2) Confidentiality Agreement, dated June 29, 2000, between VAC and the Company.


 (d)(3) Employment Agreement, dated October 25, 2000, between Purchaser and Mark D. Lerdal.


 (d)(4) Voting Agreement, dated October 25, 2000, among Purchaser, Parent and Mark D. Lerdal.


 (d)(5) Subscription and Contribution Agreement, dated October 24, 2000, among Parent, VAC and Mark D. Lerdal.


 (d)(6) Guaranty, dated October 25, 2000, executed by VAC for the benefit of the Company.


 (d)(7) Form of Stockholders Agreement, among Parent, Mark D. Lerdal, and the persons named therein.


 (f)         Section 262 of the General Corporation Law of State of Delaware;
             Chapter 13 of the General Corporation Law of the State of
             California (included as Schedule C to Offer to Purchase).*


 (g)         None.


 (h)         None.

--------
* Included in mailing to stockholders.